Mail Stop 3561

December 17, 2008

Richard Pietrykowski
President
Surface Coating, Inc.
2010 Industrial Blvd., Suite 605
Rockwell, TX 75087

> **Re:** **Surface Coating, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed November 24, 2008**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us when you expect to file your past due quarterly report on Form 10-Q for the quarter ended September 30, 2008. Though we note that you have updated the unaudited financial statements in this registration statement to include information for this period, you are subject to the periodic reporting obligations of Section 15 of the Securities Exchange Act of 1934 which, among other things,

requires you to file your quarterly report for the period ended September 30, 2008.

2. We note that you have reduced your minimum offering amount from 150,000 shares to 100,000 shares. However, you have not consistently revised your prospectus to reflect the reduction of your offering amount. For example, on page 7 in the risk factor entitled "Shareholders purchasing shares in this offering will experience immediate and substantial dilution …" you reference the minimum offering amount of 150,000 shares. Similarly, on page 29 in the disclosure entitled "Securities Being Offered" you reference the minimum offering amount of 150,000 shares. These are only examples; please review your entire prospectus and revise.

3. Please file an updated consent of your public accountants with your next amendment. Refer to Item 601(b)(23) of Regulation S-K.

***

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.